Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230
SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 3, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo at 5:30 pm.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The legally required number.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Pursuant to the authority vested in it, the Board of Directors approved the removal from office of Carlos Elder Maciel de Aquino as a member of the Board of Executive Officers of the Company.

The Board then approved the amendment to the Operational Rules for the Trading of Shares as Treasury Stock (“Operational Rules”) in order to up-date them and adapt them to the new provisions for the Policy for Trading Own Shares, the said amendment becoming effective in accordance with the attachment to these minutes (Attachment). In addition, approval was given to the delegation to the Disclosure and Trading Committee of powers to make future amendments to the Operational Rules.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo (SP), February 3 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer